UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 17, 2012

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F <u>X</u>   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes <u> </u>   **No <u>X</u>**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes <u> </u>   **No <u>X</u>**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes <u> </u>   **No <u>X</u>**

Enclosure: Press release   **ANGLOGOLD ASHANTI ANNOUNCES BOARD APPOINTMENT**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa \ Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG \ CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com

News Release

17 May 2012

ANGLOGOLD ASHANTI ANNOUNCES BOARD APPOINTMENT

AngloGold Ashanti is pleased to announce the appointment of Mr Michael James Kirkwood as an independent non-executive director to its Board of Directors with effect from 1 June 2012.

Mr Kirkwood (AB, Stanford, Engineering Economics) is currently the Chairman of Circle Holdings plc (a London listed healthcare group) and of Ondra Partners, an independent financial advisory firm. Additionally he is a non-executive director of Eros International plc (a London AIM listed international media company) and of UK Financial Investments Ltd (the government entity established to manage the public ownership in UK banks). He is a highly experienced and respected banker who worked at the highest level in Citigroup during his 30 year career with the bank.

Mr Tito Mboweni, Chairman of the Board of Directors, said: "It is with delight that I welcome Mr Kirkwood to the Board of Directors of AngloGold Ashanti Limited. His vast experience in the international financial arena will enhance the skills set of the board to the benefit of the company and stakeholders alike. We look forward to working with him as we continue the journey of making this company one of the best and most successful mining companies in the world."

ENDS

Contacts

	Tel:			E-mail:
Alan Fine (Media)	+27 (0) 11 637- 6383	/	+27 (0) 83 250 0757	afine@anglogoldashanti.com
Chris Nthite (Media)	+27 (0) 11 637 6388	/	+27 (0) 83 301 2481	cnthite@anglogoldashanti.com
Mike Bedford (Investors)	+27 (0) 11 637 6273	/	+27 (0) 82 3748820	mbedford@anglogoldashanti.com
Stewart Bailey (Investors)	+1 212 836 4303	/	+1 646 338 4337	sbailey@anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: May 17, 2012

By: /s/ L Eatwell_____

Name: L EATWELL

Title: Company Secretary